Exhibit 12

TEREX CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2009		2008	2009		2008
Earnings:
(Loss) income before income taxes	$(126.9)		$139.4	$(333.9)		$740.7

Adjustments:
Undistributed (income) loss of less than 50% owned investments	(0.2)		(0.7)	(0.1)		(1.3)
Fixed charges	40.2		32.7	105.6		94.7

Earnings	$(86.9)		$171.4	$(228.4)		$834.1

Fixed charges:
Interest expense, including debt discount amortization	$32.6		$26.4	$81.4		$76.2
Amortization/writeoff of debt issuance costs	1.4		0.8	6.8		2.4
Portion of rental expense representative of interest factor (assumed to be 33%)	6.2		5.5	17.4		16.1

Fixed charges	$40.2		$32.7	$105.6		$94.7

Ratio of earnings to fixed charges	-	(1)	5.2x	-	(1)	8.8x

Amount of earnings deficiency for coverage of fixed charges	$127.1		$-	$334.0		$-

(1) Less than 1.0x